July 25, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Craig Arakawa

Re:	The Children’s Place, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2017

Filed March 23, 2017

File No. 000-23071

Dear Mr. Arakawa:

Set forth below are the responses of The Children’s Place, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission contained in the letter to Anurup Pruthi, dated June 29, 2017 (the “Letter”). For your convenience, we have included the text of your comments set forth in italics.

Form 10-K for the Fiscal Year Ended January 28, 2017

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

1.	We note that you include e-commerce sales in your determination of comparable retail sales and that you attribute increases to your revenues for both the year ended January 28, 2017 and the thirteen weeks ended April 29, 2017 to the growth in this metric. To the extent that e-commerce sales have a measurable effect on your comparable retail sales, please quantify your e-commerce sales or provide transparent disclosure regarding the impacts that e-commerce sales had on your comparable retail sales metric.

Response: In response to the Staff’s comment, the Company notes that our e-commerce and brick-and-mortar retail store operations are highly interdependent, with both sharing common customers purchasing from one common pool of product inventory. Accordingly, we do not believe that separate sales reporting is meaningful information for our investors.

Our customer expects a seamless brand experience, where they browse, shop and return product seamlessly across our e-commerce site and our brick-and-mortar retail stores. To address this expectation, the Company has developed capabilities such as reserve online pick up in store (“ROPIS”) and buy online pick in store (“BOPIS”) and is developing Ship from Store (“SFS”), along with consolidated inventory sourcing and management. We have also integrated our marketing programs such as our loyalty program, private label credit card and personalized marketing efforts, which are all designed to provide the ease and convenience of an omni-channel experience.

Given our omni-channel capabilities and corresponding customer preferences, we believe that a single comparative sales metric is a more meaningful representation of our business.

As a result of these preferences and capabilities, our brick-and-mortar stores and e-commerce operations share one common customer base. Some specific examples include:

•	Our customers often visit the brick-and-mortar stores to view and try on the clothing before ordering online;
•	Our customers also often pre-shop online before shopping in our brick-and-mortar stores;
•	Our customers often buy both online and in brick-and-mortar stores;
•	We have deployed BOPIS and ROPIS. The customer can reserve or buy product online to be then picked up at a store. We have experienced that a portion of our customers will select more items than their original online transaction once they visit the store;
•	The Company is developing the capability to SFS. That is, fulfill a customer’s online order with inventory available from stores within a certain proximity;
•	E-commerce sales can be returned to our stores, creating mismatches between sales and returns between the two channels; and
•	We have fully integrated our product functions, including merchandising, sourcing and planning and allocation for e-commerce operations and brick-and-mortar stores.

In conclusion, as a result of our customer preferences and our omni-channel capabilities, we view our business as a single omni-channel business rather than as a business with two separate channels. We believe that consolidated omni-channel reporting presents the most meaningful and appropriate measure of our performance, including comparative retail sales and revenues.

In future periodic filings, we will enhance our disclosure by discussing the interdependency of our e-commerce and brick-and-mortar retail store operations as noted above.

We believe the response above fully address the comments contained in the Letter. Please call me at (201) 453-7464 if you have any questions regarding the above or require any additional information.

Very truly yours,

/s/ Anurup Pruthi
Anurup Pruthi
Chief Financial Officer

cc:	Raj Rajan

Jane T. Elfers

Michael Scarpa

Bradley P. Cost, Esq.

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